Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

2 JULY 2021

WESTPAC UNCOVERS POTENTIAL FRAUD

Westpac today announced that it has commenced proceedings in the Federal Court of Australia against Forum Finance Pty Ltd (Forum Finance), following the discovery of a significant potential fraud.

The potential fraud relates to a portfolio of equipment leases with Westpac customers arranged by Forum Finance, which were referred to Westpac’s Institutional Bank.

While investigations are ongoing and the NSW Police, ASIC and APRA have been notified, at this stage it appears no Westpac customer has suffered a financial loss.

The bank has a potential exposure of around $200 million after tax, with the extent of any loss dependent on the outcome of its investigations and recovery actions underway.

The bank has obtained certain asset freezing and search orders to preserve available assets and relevant information.

Westpac is continuing to investigate how this occurred, including undertaking an external review.

Westpac CEO, Peter King said, “Westpac takes fraud very seriously and will take all necessary actions to protect the interests of the bank and its customers.

“This is a complex issue, and we are working at pace to address it, including engaging with the police and regulators. At this preliminary stage, the potential fraud is sophisticated and appears to have been perpetrated externally.

“Our new Chief Executive of the Institutional Bank, Anthony Miller, is working with our customers to ensure no disruption to their operations.”

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.